Exhibit 99.1

BALLOT

MIDWEST INVESTORS OF RENVILLE, INC.

(D.B.A. “GOLDEN OVAL EGGS”)

                This ballot is each member’s opportunity to vote on the proposed conversion of Midwest Investors of Renville, Inc. (d.b.a. “Golden Oval Eggs”) from a cooperative into a Delaware limited liability company.  The proposed conversion is described in the “Information Statement—Prospectus” dated                   , 200  ..  Each vote for or against the proposed conversion constitutes a member’s vote for or against the following:

A proposal to approve and ratify the Agreement and Plan of Merger by and between Midwest Investors of Renville, Inc., a Minnesota cooperative, and Golden Oval Eggs, LLC, a newly-formed Delaware limited liability company (the “LLC”), in the form attached as Appendix A to the Information Statement—Prospectus, pursuant to which the cooperative will be merged with and into the LLC, with the LLC as the surviving entity, and the members of the cooperative will become members of the LLC. Each member will receive one Class A unit of the LLC for the combination of each share of the cooperative’s common stock they hold as of the effective date of the merger and the patronage associated with the delivery of corn in connection with ownership of that share prior to the merger.  If the proposal is approved, closing is expected to take place as soon as practicable following the member vote.

                In the event the conversion is completed, each member who votes “for” the proposed conversion will also be voluntarily agreeing to terminate the member’s Uniform Marketing Agreement with Midwest Investors of Renville, Inc. (d.b.a. “Golden Oval Eggs”), to be effective immediately upon effectiveness of the conversion.

                I vote on the above items as follows:

FOR                       AGAINST

                Mark “FOR” if you wish to cast your vote in favor of the proposed conversion or “AGAINST” if you wish to cast your vote against the proposed conversion.  If you mark “FOR”, you are also voluntarily agreeing to terminate your Uniform Marketing Agreement in the event the conversion is completed.

                Your Board of Directors unanimously recommends you vote “FOR” the proposed conversion.

                To vote, please complete and return this ballot to Moore Stephens Frost, the cooperative’s auditors, in the envelope provided. If you vote by mail, your ballot will not be counted unless it is received by Moore Stephens Frost by 10:00 a.m. local (               , Minnesota) time on                , 2004, or prior to any applicable adjournment or postponement of the meeting.  Although you are encouraged to vote by mail, you may vote in person by attending the special meeting described in the Information Statement—Prospectus (and any adjournments or postponements of the meeting) and submitting your vote to Moore Stephens Frost on this ballot at that time.  You may vote on the proposed merger by using this ballot whether you vote by mail or in person.  No procedures exist for a member to revoke a ballot once the ballot has been received.